UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑

Explanatory note
This Report on Form 6-K contains the exhibits set forth below.  This report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.

Exhibit 99.1: Tax Opinion of Davis Polk & Wardwell, dated May 1, 2008, relating to the registrant’s Global Notes, Series A as described in the Product Supplement AE dated May 1, 2008, which supplements the Prospectus Supplement dated November 13, 2006 and the Prospectus dated October 10, 2006 related to Registration Statement No. 333-137902.

Exhibit 99.2: Tax Opinion of Davis Polk & Wardwell, dated May 1, 2008, relating to the registrant’s Global Notes, Series A as described in the Product Supplement AF dated May 1, 2008, which supplements the Prospectus Supplement dated November 13, 2006 and the Prospectus dated October 10, 2006 related to Registration Statement No. 333-137902.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: May 1, 2008	By:	/s/ Helmut Mannhardt
		Name:	Helmut Mannhardt
		Title:	Director

	By:	/s/ Joseph J. Rice
		Name:	Joseph J. Rice
		Title:	Director